September 25, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs, Assistant Director
Jan Woo, Attorney-Advisor
Patrick Gilmore, Accounting Branch Chief
Joyce Sweeney, Staff Accountant

Re:	Qualys, Inc.
Registration Statement on Form S-1 (File No. 333-182027)
Form 8-A (File No. 001-35662)

Acceleration Request
Requested Date: September 27, 2012
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Qualys, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-182027) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Company hereby requests that the above referenced Form 8-A (File No. 001-35662) also be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the Staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rezwan D. Pavri at (650) 565-3574.

Securities and Exchange Commission

September 25, 2012

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Sincerely,

QUALYS, INC.

/s/ Philippe F. Courtot

Philippe F. Courtot

Chairman, President and Chief Executive Officer

cc:	Donald C. McCauley, Qualys, Inc.
Bruce K. Posey, Qualys, Inc.
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Timothy J. Moore, Cooley LLP
John T. McKenna, Cooley LLP

September 25, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Jan Woo, Attorney-Advisor
Patrick Gilmore, Accounting Branch Chief
Joyce Sweeney, Staff Accountant

Re:	Qualys, Inc.
Registration Statement on Form S-1
Registration No. 333-182027
Form 8-A (File No. 001-35662)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that between September 11, 2012 and the date hereof, 3,900 copies of the Preliminary Prospectus dated September 11, 2012 were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on September 27, 2012, or as soon thereafter as practicable.

[Signature page follows]

1

Very truly yours,

J.P. MORGAN SECURITIES LLC

CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the

Prospective Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Sanjay Jain
Name: Sanjay Jain
Title: Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Steve West
Name: Steve West
Title: Managing Director

[Signature Page to Acceleration Request]